November 2, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kyle Moffatt

Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009
File No. 001-32663

Dear Mr. Moffat:

This letter is in response to the Staff’s letter dated October 19, 2009. The Company expects to file its responses to the Staff’s comments relating to the above-referenced Form 10-K by November 20, 2009.

Very truly yours,

/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays
President and Chief Financial Officer